The RoyaLand Company Ltd.

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

August 16, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Marion Graham

Re:	The RoyaLand Company Ltd.
Withdrawal of Acceleration Request for Registration Statement on Form F-1
(File No. 333-273097)

Dear Ms. Graham,

Reference is made to our letter, dated August 15, 2023, in which we requested acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) to 5:00 p.m. (Eastern Time) on Wednesday, August 16, 2023, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Respectfully,

The RoyaLand Company Ltd.

By:	/s/ Emanuele Filiberto di Savoia
Emanuele Filiberto di Savoia Chief Executive Officer